

NASDAQ: TGEN



Benjamin Locke, Co-CEO

Rodman & Renshaw:
17th Annual Global Investment Conference
September 9, 2015

Safe Harbor Statement

This presentation included forward-looking statements within the meaning of Section 27-A of the Securities Act of 1933, and Section 21-E of the Securities Exchange Act of 1934. Such statements include declarations regarding the intent, belief, or current expectations of the Company and its management. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance, and involve a number of risks and uncertainties that can materially and adversely affect actual results as identified from time to time in the Company's SEC filings. Forward looking statements provided herein as of a specified date are not hereby reaffirmed or updated.



Pioneering Emissions Technology

Robert Panora, President & COO

Ultra Emissions Technology Video:

(click here for Video)

Tecogen

Revolutionizing Distributed Generation

Tecogen Core Business

- Build, Sell, Install, and Service Advanced, Modular Combined Heat and Power (CHP) Systems
- Proprietary Technology
- Industry Leader

Other Build/Sell/Service Business

- Gas Driven Chillers
- Gas Driven Heat Pumps (Ilios)
- Ultra Emission Retrofit Kits
- Turnkey Installation Services


Fossil Fuel Power Plant
Fuel 100%
Wasted Energy 60-70%
Electricity
Useful Electricity 30-40%


Tecogen CHP System
Fuel 100%
InVerde 100
Useful heat
Electricity
Useful Heat & Electricity 90%

Heat, Power and Cooling that is Cheaper, Cleaner, and More Reliable

The Company



Key Stats

- Headquartered in Massachusetts
- Nine service centers
- 2000+ units shipped
- Revenue: $19.3 M (2014)

First (and only) engine-driven CHP module to obtain full California Electric Rule 21 certification

Spin Out of American DG Energy

First inverter-based CHP module to obtain CE mark for European Union (EU)

TGEN IPO

2000 Jan | 2002 | 2004 | 2006 | 2008 | 2010 | 2012 | **2014**

Thermo Sale of TECOGEN to private investor group

CEC awards TGEN Research Contract for development of new Microgrid CHP Module

InVerde Launched

Ilios Dynamics Created

Ultra Emissions Technology Introduced

Market Opportunity
Dramatic Improvements in DG Technology

Unique Benefits	Market Resurgence	Financial Strengths
▪ Driven by High electric, low gas prices ▪ Dramatic, long-term savings ▪ Differentiated technology	▪ Significant growth in large markets (NY, CA) ▪ Historic market barriers eliminated ▪ Business model unaffected by recent changes in energy prices	▪ Excellent margins ▪ Increasing revenues ▪ Contracted Service backlog ▪ Substantial scalability
▪ Tecogen deliver strong ROI to Diverse Market Applications	▪ Stringent emission standards require Ultra Low Emission System	▪ Proprietary technology backed by domestic & international patents

Growth Strategy

Expansion in Existing Markets	- Possess strong technical advantages - Markets largely untapped - Superior value proposition
Expansion of Turnkey Service Centers	- Leverage experience to capture more revenue - Become sole source for energy companies - Bolster direct sales effort
Ilios Platform Commercialization	- Specialized marketing team - Primary focus will be areas with high fuel cost
Leverage Emissions Innovation	- Develop retrofit business in California - Expand regionally; partnered with gas utilities - Partner with engine suppliers
Acquisition Possibilities	- Construction company to improve turnkey operations - Heat pump manufacturer to accelerate Ilios markets - Catalyst company to accelerate emissions projects

Combined Heat & Power Fundamentals

- CHP relocates power generation to onsite
  - Waste heat purposefully used
  - Efficiency increased two fold (90%) over utility power
  - Energy costs sharply reduced
- High electric rates, low gas rates drive CHP, Chiller savings
  - Electric rates are primary driver
  - Gas rates secondary
- Demand reduction contributes to savings
  - Punitive demand charges during peak use
  - Several demand charges layer together
- Appeal has broadened
  - Carbon mitigation, grid relief, backup power, etc.



Patented Emissions
Natural Gas
Exhaust Gases
Hot Water Output
Gas Fuel
Heat
Electricity
Inverter
Electrical Output
TecoDrive Engine
Generator
Patented Generator
Patented Inverter



Other CHP Drivers

- Resiliance to Grid Failure
  - Aging grid infrastructure
  - Congested sub-stations
  - Storm, natural disaster vulnerability
  - Terrorism concerns
- CHP Better suited for urban environments
  - Wind, Solar not practical
  - Fuel cells cost prohibitive
- Environmental Benefits
  - Reduces Carbon footprint by 50%
  - Ultra low criteria emissions (CO, NO_x) on par with Fuel Cell
- Modular Installation
  - Easier to locate
  - Sequential capacity as needed

Product Suite

CHP Modules	TECOCHILL Water Chillers	Ilios Water Heaters
 InVerde 100 	 	 Ilios Ilios High Efficiency Water Heater  Ilios Ilios
Electricity & Heat	Cooling & Heat	2-3x Heat Efficiency

Ultra-low Emission Kits



Competitive Positioning

	CHP	TECOCHILL Chillers	Ilios Heating Systems
Competition	• Capstone, regional players	• York / Caterpillar (new) • Gas absorption	• No direct comparables • Conventional heaters
Strengths	• IP, cost, efficiency, emissions, microgrid	• IP, cost, efficiency, emissions	• IP, efficiency, emissions
Key Markets	• Strict emissions regulation • Interconnection barriers for conventional systems • Vulnerable grid • High electric rates	• Similar to InVerde • High demand charges	• High fuel prices

Sales and Marketing

Sales Network

- 8 FT Direct Sales (MA, CA, FL, NY, CT)
- Manufacturer Representatives
  - 30 Reps in 26 states/ 11 countries
  - Commision based
- Sales Agents
  - 10 Independent project developers
  - Commision based
- Energy Service Companies (ESCOs)
  - Large project developers
  - Key relationships with large ESCOs (e.g. JCI, Honeywell, Siemens, Ameresco)
- Supported by company employed applications and support engineers
- Sales include contracts (68%)
- Service centers provide turnkey services





Patented Advanced Ultra-Clean Emissions System

- Ultra-Clean Emissions is an option on all Tecogen products.

- Retrofit kit installed at water district pumping station.

- Opportunity - all gas water pumping in Southern California

- Retrofit kit functioning on a standby generator for a large Southern California customer.

- Opportunity – demand response and load shaving.

Compliant with New California Emissions



Criteria Pollutant Emissions by Source

Growth Opportunity – Ultra Emission System

Features

- Patent Protected

- Third party verification

- Long-term tests

- Proven in a larger industrial engine (Caterpillar)

- Expanded to natural gas generators

- Shipments to NY, NJ, CA

- >15M natural gas vehicles worldwide*

Ultra Retrofit System

- Tecogen CHP, Chillers, Ilios Systems   √ (2012)
- Stationary Engines   √ (2014)
- Natural Gas Generators   √ (2015)
- Small industrial mobile engines   ant. 2016
- Large industrial mobile engines   tbd
- Natural gas vehicle fleets   tbd




*U.S. Dept. of Energy: Energy Efficiency & Renewable Energy – Alternative Fuels Data Center – Estimate as of YE2014 8/25/2015

Revenues, Margins, Growth

Tecogen Revenue & Margins

- Three revenue streams
  - Product sales
  - Long-term service contracts **provide stable ongoing revenue base**
  - Turnkey Installation through Tecogen service operations
- Low cost basis of products
  - Excellent margins for products and service
  - Lean Manufacturing Platform
- Total project revenue
  - Multiple of base product sale
  - Engineering services and assurance on correct installation

Revenue Contributions

	2014	Y/Y Growth	% of Total Revenue
Cogeneration	$5,364,810	3.2%	27.7%
Chiller	3,260,224	184.4%	16.9%
Total Product Revenue	8,625,034	**35.9%**	**44.6%**
Service contracts	7,438,125	5.2%	38.5%
Installations	3,279,505	34.8%	17.0%
Total Service Revenue	10,717,630	**12.8%**	**55.4%**
Total Revenue	**$19,342,664**	**22.0%**	

Consistent Gross Product Margin 35-40%

Consistent Financial Trends



Revenues
Trailing 4 Quarters - in Millions



Backlog of Product and Installation Services
$ Millions



Operating Expense as a % of Revenue
Trailing 4 Quarters (%)

17

2Q 2015 Summary

- Total Revenues $6.38M - up 41% vs. 2Q 2014

- Gross Profit $2.14M – up 59% vs. 2Q 2014

- Gross Margin 33.5% - up 13% vs. 2Q 2014

- Meeting gross margin goals in both Products and Maintenance Services

- 66% growth in Product revenues vs. 2Q 2014

- Quarter End Backlog of $10.8 MM

Tecogen®
Advanced Modular CHP Systems

Backlog by End Market


Multi-unit Residential
Other
Athletic Club
Office Building
Industrial
Education
Health Care
Correctional Facility
Hospitality



Financial Outlook

- Targeting stable Book-to-Bill ratio of 1-1.5x

- Ongoing expense improvement from lean manufacturing initiatives

- Gross Margins 35-40%

- Quarterly Backlog >$10M

Future Even More Promising
Confluence of Factors

Natural Gas	Vulnerability of Electric Power Grid	Favorable Regulatory Environment	Alternative and Renewables
■ Abundant supply ■ Low cost ■ Preferred fuel/low carbon content	■ Exposed by natural disasters ■ Prolonged/widespread ■ Outage security highly valued	■ Emissions in mainstream discussion ■ Impact on policy is significant ■ Clean Power Plan's 2030 CO_2 & NO_x targets	■ Marginal effectiveness ■ Uneffected by reduced energy prices ■ Savings based on the Spark Spread





In summary: Tecogen in Prime Position for Rapid Growth

Q & A

NASDAQ: TGEN

Appendix

- Management Bios

- Analyst Coverage

- Contacts



Management Team

John Hatsopoulos,
Co-Chief Executive Officer & Board Member

- CEO since the company's organization in 2000

- Co-Founder of Thermo Electron Corp., which is now Fisher Scientific (NYSE:TMO)

- As Thermo Electron CFO, grew company from a market capitalization of ~$100 million in 1980 to over $2.5 billion

Benjamin Locke,
Co-Chief Executive Officer

- Co-CEO since 2014, joined the company as General Manager in June of 2013.

- Prior to Tecogen, served as Director of Business Development and Governmental Affairs at Metabolix from 2001. Served as Vice President of Research at Innovative Imaging Systems prior to Metabolix.

David Garrison,
Chief Financial Officer, Secretary & Treasurer

- Chief Financial Officer since 2014.

- Over 20 years of manufacturing experience in the role of CFO. Both public and private companies from a variety of industries including medical device, defense and consumer products.

Robert Panora,
Chief Operating Officer & President

- COO and President since the Company's organization in 2000; COO of Ilios, subsidiary of Tecogen, since inception in 2009

- General Manager of Tecogen's Product Group since 1990 and Manager of Product Development, Engineering Manager, and Operations Manager of the Company since 1984

Board of Directors

Angelina Galiteva,
Chairperson of the Board

- Chairperson of the Company since 2005
- Founder and Chair of the Board for the Renewables 100 Policy Institute, a non-profit entity dedicated to the global advancement of renewable energy solutions since 2008
- Chairperson at the World Council for Renewable Energy and Board member of the Governors of the California ISO.

John Hatsopoulos,
Co-Chief Executive Officer, Director

- CEO since the Company's organization in 2000
- Co-Founder for Thermo Electron Corp., what is now Thermo Fisher Scientific (NYSE: TMO)
- As Thermo Electron CFO, grew company from a market capitalization of ~$100 million in 1980 to over $2.5 billion

Earl Lewis,
Director

- Board member since 2014
- Chairman of Harvard Bioscience
- Trustee of Clarkson University
- History of managing companies through large growth cycles into successful organizations

Charles Maxwell,
Director, Chair of Audit Committee

- Company Board Member since 2001
- 40 years of energy sector specific experience with major oil companies and investment banking firms
- Former Senior Energy Analyst with Weeden & Co.
- Board member of the publicly traded companies Daleco Resources Corp., Lescarden Inc., and Chairman of American DG Energy, Inc.

Joseph Aoun,
Director

- Company Board Member since 2011
- Incumbent President of Northeastern University
- Recognized leader in higher education policy; serves on the Board of Directors of the American Council on Education, Boston Private Industry Council, Boston World Partnerships, Jobs for Mass, and the New England Council

Ahmed Ghoniem,
Director

- Company Board Member since 2008
- Ronald C. Crane Professor of Mechanical Engineering at MIT
- Director of the Center for 21st Century Energy and Head of Energy Science and Engineering at MIT
- Associate Fellow of the American Institute of Aeronautics and Astronautics

Analyst Coverage



JinMing Liu, PhD, CFA

Ardour Capital

BUY $7 target

212 946 6830

jliu@ardourcapital.com

Contact Information



Company Information

Tecogen Inc.
45 First Avenue
Waltham, MA 02451

www.tecogen.com

Contact

John Hatsopoulos, Co-CEO
781.622.1122
John.Hatsopoulos@tecogen.com

Ariel Babcock CFA, Director of Investor Relations
781.466.6413
Ariel.Babcock@tecogen.com